Lauren A. Engel

Associate

215.963.5503

September 25, 2023

FILED AS EDGAR CORRESPONDENCE

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 115 to the Registration Statement of SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. Rowland:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments and questions you provided via telephone on September 11, 2023, regarding the Trust’s Post-Effective Amendment No. 115, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 116, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on July 28, 2023 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of making material changes to the principal investment strategy and principal risk disclosures of the World Equity Ex-US Fund and Screened World Equity Ex-US Fund (each, a “Fund,” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General

1.	Comment. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

Response.    The Trust acknowledges the Staff’s comment and has made conforming changes throughout the Registration Statement, as applicable.

Prospectus

2.	Comment. In the “Portfolio Turnover” section of the World Equity Ex-US Fund, if the changes to the Fund’s Principal Investment Strategies will result in increased portfolio turnover, please (i) disclose portfolio turnover as a principal risk; and (ii) add disclosure in the Statement of Additional Information (“SAI”) regarding the anticipated variation in the portfolio turnover rate.

Ms. Rowland

September 25, 2023

Response.    In response to your comment, we have added Portfolio Turnover Risk to the Fund’s principal risks and added disclosure in the SAI addressing the increased portfolio turnover rate.

3.	Comment. The first paragraph of the “Principal Investment Strategies” section of the World Equity Ex-US Fund states that the Fund will invest at least 80% of its net assets in equity securities of foreign companies. Please disclose in either Item 4 or Item 9 the criteria used by the Fund to determine that a company is not a U.S. company. A non-U.S. company could be: (i) securities of an issuer that is organized under the laws of a country other than the U.S. or that maintains its principal place of business in a country other than the U.S.; (ii) securities of an issuer that are traded principally in a country other than the U.S.; or (iii) securities of an issuer that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in a country other than the U.S., or that have at least 50% of its assets outside of the U.S.

Response.    In response to the Staff’s comment, we have added disclosure defining non-U.S. companies in Item 9.

4.	Comment. If the fees and expenses incurred indirectly by the World Equity Ex-US Fund as a result of its investments in underlying funds will exceed 0.01% of the average net assets of the Fund, then include an “Acquired Fund Fees and Expenses” separate line item within the Fees and Expenses table.

Response.    The Trust confirms that the fees and expenses incurred indirectly by the Fund as a result of its investments in underlying funds are not expected to exceed 0.01% of the average net assets of the Fund and, accordingly, any such fees will not be disclosed in a separate line item within the Fund’s Fees and Expenses table.

5.	Comment. In the “Principal Investment Strategies” section of the World Equity Ex-US Fund, please replace “based on an international equity index” with “that track an international equity index.”

Response.    The requested change has been made.

6.	Comment. In the “Principal Investment Strategies” section of the World Equity Ex-US Fund, please specify that the international equity index is an international ex-U.S. equity index.

Response.    In response to the Staff’s comment, we revised the disclosure to state that the international equity index is an international ex-U.S. equity index.

7.	Comment. Regarding the World Equity Ex-US Fund’s investments in derivatives, as disclosed in the Fund’s “Principal Investment Strategies” section, please disclose in the Fund’s Item 4 or Item 9 disclosure whether the Fund counts derivatives toward the Fund’s 80% policy using marked to market values.

Response.  To the extent the Fund takes into account any investments in derivative instruments for purposes of its 80% investment policy, it will do so in a manner consistent with the requirements of Rule 35d-1 under the 1940 Act, as amended. Given the Fund’s current expected levels of investments in derivative instruments, the Fund does not believe it needs to make any changes to its current disclosure with respect to this issue at this time.

Ms. Rowland

September 25, 2023

8.	Comment. In the “Principal Investment Strategies” section of the World Equity Ex-US Fund, please confirm that the “basket of equity securities” consists of 100% foreign equity securities.

Response.    In response to the Staff’s comment, the Trust clarified that the basket of securities consists of international equity securities instead of equity securities.

9.	Comment. The “Principal Investment Strategies” section of the World Equity Ex-US Fund states that the Fund will invest in emerging market countries. If China is included in emerging market countries, please add disclosure in Item 4 to the Fund’s strategy and to “Foreign Investment/Emerging Markets Risk” (see the SEC’s Accounting and Disclosure Information Guidance 2020-11).

Response.    In response to the Staff’s comment, the Trust reviewed the Fund’s exposure to emerging markets and specifically to China. Although the Trust considers China to be an emerging market country, the Trust respectfully declines to add additional disclosure in Item 4 given the Fund’s current expected level of investments in China.

10.	Comment. The “Principal Investment Strategies” section of the World Equity Ex-US Fund states that “[t]he Fund is expected to have an absolute return and risk profile similar to the international equity market.” Please replace “international equity market” with “international equity ex-US market.”

Response.    The requested change has been made.

11.	Comment. In the “Principal Risks” section of the World Equity Ex-US Fund, please add disclosure with respect to Brexit or European Union risk to “Foreign Investment/Emerging Markets Risk” or explain why it is not necessary.

Response.    In response to your comment, the Trust has added disclosure in Item 9. The Trust believes Item 9 is a more appropriate location for this disclosure because it is an expansion of “Market Risk” and “Foreign Investment/Emerging Markets Risk” disclosed in Item 4.

12.	Comment. In the “Performance Information” section of the World Equity Ex-US Fund, please update the time period for the Fund’s total return through the most recently completed quarter to cover January 1, 2023 to September 30, 2023 instead of January 1, 2023 to June 30, 2023, if the effective date of the Registration Statement will be after September 30, 2023.

Response.    The Registration Statement will be merged into and filed with the Trust’s annual updating amendment that is scheduled to file no later than September 28, 2023 and made effective as of September 30, 2023. Therefore, the Trust will be unable to provide the Fund’s total returns through the more recent date.

13.	Comment. In the “Management” section of the World Equity Ex-US Fund, please add disclosure stating that the portfolio managers listed are both jointly and primarily responsible for the day-to-day management of the Fund.

Response.    The SIMC portfolio managers will oversee the sub-advisers’ portfolio managers in their performance of the day-to-day management of the Fund’s portfolio. Accordingly, the Trust has determined not to add the requested disclosure.

Ms. Rowland

September 25, 2023

14.	Comment. Please incorporate all of the applicable aforementioned comments with respect to the World Equity Ex-US Fund into the Fund Summary for the Screened World Equity Ex-US Fund.

Response.    The Trust acknowledges the Staff’s comments and has made conforming changes to the Screened World Equity Ex-US Fund, as applicable.

15.	Comment. In the “Principal Investment Strategies” section of the Screened World Equity Ex-US Fund, please consider combining the second paragraph of the strategy with the discussion of screening criteria later in Item 4 for the purpose of providing further clarity.

Response.    In response to the Staff’s comment, the Trust has revised the disclosure to combine the two paragraphs.

16.	Comment. In the “Principal Investment Strategies” section of the Screened World Equity Ex-US Fund, please clarify whether the listed companies whose activities directly or indirectly benefit the governments of countries that support terrorism, genocide, or human rights abuses will be screened out as potential investments even if they are deemed financially sound.

Response.    In response to the Staff’s comment, the Trust reviewed the strategy and believes that the disclosure clearly indicates that the first step in selecting investments is determining whether the company is financially sound. From there, the disclosure states that a list is created based on companies that fail to meet the social criteria and, therefore, should be avoided. However, the Trust has added some additional language for further clarification.

17.	Comment. In the “Principal Investment Strategies” section of the Screened World Equity Ex-US Fund, the Fund states that it seeks to avoid investing in certain companies. Please either (i) describe the circumstances, if any, where the Fund would not be able to screen out these companies, or (ii) revise the disclosure to state that the Fund will screen out such companies.

Response.    In response to the Staff’s comment, the Trust has revised the disclosure to state that the Fund will screen out certain companies.

18.	Comment. In the “Principal Investment Strategies” section of the Screened World Equity Ex-US Fund, please state whether the Adviser will recommend that the Fund sell securities that no longer meet the social criteria.

Response.    In response to the Staff’s comment, the Trust has added disclosure to clarify that the Sub-Advisers are expected to promptly sell securities upon their being identified as no longer meeting the social criteria.

19.	Comment. In the “Principal Investment Strategies” section of the Screened World Equity Ex-US Fund, please clarify whether the list of companies to be screened includes companies that have not adopted or implemented an anti-BDS stance, given that the disclosure in the preceding paragraph states that the Fund also applies an anti-BDS screen. If the list does not include companies that have a BDS stance, please describe how the Fund determines what companies are pro-BDS.

Ms. Rowland

September 25, 2023

Response.   In response to the Staff’s comment, the Trust has revised the disclosure to clarify that the Fund screens out companies identified as pro-BDS. We have also revised the disclosure to clarify that the pro-BDS screen is performed by the same independent compliance support organization and is conducted as part of the Fund's social criteria.

20.	Comment. The “Principal Investment Strategies” section of the Screened World Equity Ex-US Fund states that “[t]he Adviser reserves the right to modify the Fund’s social criteria from time to time in response to world events.” Please explain more specifically under what circumstances the social criteria may be modified.

Response.    The Trust notes that there is no present intention to modify the Fund’s social criteria. However, the Trust is reserving the right to modify the Fund’s social criteria for future flexibility. For example, if a particular country becomes associated with a terrorist activity, the Adviser might wish to modify the Fund’s social criteria.

21.	Comment. In the second sentence of the Screened World Equity Ex-US Fund’s Social Investment Criteria Risk, please replace “may” with “will” (see Comment 17 above).

Response.    The requested change has been made.

22.	Comment. In the “More Information About Investments” section, please make conforming changes with respect to prior comments given on Item 4 disclosure.

Response.    The Trust acknowledges the Staff’s comments and has made conforming changes where applicable.

23.	Comment. In the “More Information About Investments” section, please include a statement of each Fund’s 80% policy and also state that the policy may be changed upon 60 days prior notice to shareholders.

Response.    In response to your comment, the Trust has added general disclosure about investment policies and what is required to change them.

24.	Comment. In the “More Information About Investments” section, please include more detailed information of the Item 4 disclosure in Item 9.

Response.    The Trust has carefully reviewed the Funds’ disclosure and believes that the current Item 4 disclosure is sufficiently clear and concise to inform shareholders of the Funds’ principal investment strategies and principal risks in summary fashion, while the Funds’ current Item 9 disclosure provides appropriate additional detail without being unnecessarily redundant.

25.	Comment. In the “More Information About Risks” section, please ensure that all disclosure in future 485(a) filings is tailored to the fund(s) that are being amended.

Response.    The Staff’s comment is duly noted and will be kept in mind when preparing future 485(a) filings.

26.	Comment. With respect to the Convertible Securities and Preferred Stocks risk in the “More Information About Risks” section, please confirm supplementally that convertible securities are not applicable to the Funds.

Ms. Rowland

September 25, 2023

Response.    The Trust supplementally confirms that convertible securities are not applicable to the Funds. However, other funds that will be included in the 485(b) filing do have Convertible Securities risk, and, therefore, the disclosure has been retained.

27.	Comment. Please add Equity Market risk from the “More Information About Risks” section to each Fund’s Principal Risk summary.

Response.    The Trust respectfully declines to add Equity Market Risk in Item 4 because each Fund summary includes Market Risk, and the additional risk disclosure would be redundant.

28.	Comment. With respect to the Foreign Investment/Emerging and Frontier Markets risk in the “More Information About Risks” section, please confirm supplementally that frontier markets are not applicable to the Funds. If frontier markets are applicable, please provide disclosure in Item 4.

Response.    The Trust confirms supplementally that frontier markets are not material to the Funds. As of May 31, 2023, each Fund had less than 0.3% in markets that could be considered frontier.

29.	Comment. With respect to Portfolio Turnover risk in the “More Information About Risks” section, please confirm supplementally that portfolio turnover risk is not applicable to the Funds. If portfolio turnover risk is applicable, please provide disclose in Item 4 and add Active Trading Risk, which should specifically address the risks of increased fees and taxes.

Response.   In response to the Staff’s comment, the Trust has added Portfolio Turnover Risk to Item 4. However, the Trust respectfully declines to add Active Trading Risk as Portfolio Turnover Risk specifically addresses the risks of increased fees and taxes. Therefore, the Trust believes that adding Active Trading Risk would be redundant.

30.	Comment. With respect to Securities Lending risk and Short Sales risk in the “More Information About Risks” section, please confirm that short sales and securities lending are not applicable to each Fund.

Response.   The Funds do not currently plan to engage in securities lending as a principal investment strategy but will be eligible to participate in securities lending and may engage in securities lending from time to time as opportunities arise. Accordingly, until such time as the Funds are more involved in securities lending, the Trust is of the view that including securities lending in the Funds’ Item 9 disclosure, without adding corresponding disclosure to the Funds’ Item 4 disclosure, is appropriate. The Trust is of the view that this approach helpfully discloses the risks attendant to securities lending to investors and prospective investors who receive the prospectus, but does not overemphasize such risks. Additionally, the Trust has reviewed the Funds’ Item 9 risk disclosure with respect to Short Sales risk and believes the risk is appropriate as the Funds’ engage in long/short investing as part of their principal investment strategies as disclosed in Item 4.

31.	Comment. In the “Information About Fee Waivers” section, please disclose whether the amounts waived or reimbursed are subject to recoupment. If the amounts waived or reimbursed are subject to recoupment, please disclose the conditions of any such recoupment.

Ms. Rowland

September 25, 2023

Response.   In response to the Staff’s comment, the Trust states supplementally that the Funds do not have contractual fee waivers in place and voluntary fee waivers are not subject to recoupment.

SAI

32.	Comment. Please remove the fourth Non-Fundamental Policy from the list of Non-Fundamental Policies that may be changed without shareholder approval, or, supplementally, explain why the Funds may change from a diversified to non-diversified fund without shareholder approval.

Response.   In response to the Staff’s comment, the Trust has revised the Non-Fundamental Policy lead-in language to account for shareholder approval being necessary to change the policy.

33.	Comment. With respect to the fifth Non-Fundamental Policy, please confirm whether the reference to “domestic banks and U.S. branches of foreign banks” should be limited to the deposit instruments of such entities, and, if so, please revise accordingly.

Response.    In response to the Staff’s comment, the Trust has revised this Non-Fundamental Policy, and notified the Board of such change, to clarify that the limitation does not apply to “certificates of deposit, commercial paper, bankers’ acceptances or similar instruments issued or guaranteed by” such banks and bank branches.

34.	Comment. Please revise the language in the ninth Non-Fundamental Policy to be consistent with Rule 18f-4.

Response.    In response to the Staff’s comment, the Trust has revised this Non-Fundamental policy to be consistent with Rule 18f-4.

35.	Comment. Please revise the language in the tenth Non-Fundamental Policy because it is unclear what “obligate a fund to purchase” means and Rule 18f-4 does not require asset segregation.

Response.    In response to the Staff’s comment, the Trust has added language to the description of borrowing to clarify that Rule 18f-4 does not require asset segregation.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5503.

Very truly yours,

/s/ Lauren A. Engel

Lauren A. Engel, Esq.